13D                        Page 1of 4
                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549
                            SCHEDULE 13G
                           (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
          13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO
                   RULE 13d-2(a) (Amendment No. 2)

                          Aydin Corporation
                          (Name of issuer)

                    Common Stock $1.00 Par Value
                   (Title of class of securities)

                             054681 10 1
                           (CUSIP number)


                            April 14, 1999
       (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d-1(f) or 13d-1(g), check the following [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)
_________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 054681 10 1             13D                 Page 2 of 4
Pages

1. NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION NO.OF ABOVE PERSONS Societe Generale Asset Management Corp. 13-3557071

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [ ]
         (b)   [ ]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*
         OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUTANT TO ITEM 2(D) OR 2(E)          [  ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
              0
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8.   SHARED VOTING POWER
              0
------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
              0
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10.   SHARED DISPOSITIVE POWER
              0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0%
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14.  TYPE OF REPORTING PERSON*

         IA
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* SEE INSTRUCTIONS BEFORE FILLING OUT 13G

                              13G                             Page 3 of 4 Pages


Item 1.    Security and Issuer
------------------------------------------
Common Stock, $1 Par Value
Aydin Corporation ("Aydin"), 700 Dresher Road, Horsham, PA 19044


Item 2.    Identity and Background
-------------------------------------------
     Societe Generale Asset Management Corp. ("the Adviser") is a corporation organized under the laws of the State of Delaware with its principal place of business at 1221 Avenue of the Americas, New York, NY 10020. The Adviser is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

     During the last five years, the Adviser has not been convicted in a criminal proceeding.

     During the last five years, the Adviser was not a party to a civil judgment, decree or final order as described in Item 2(e) of the special instructions for complying with schedule 13D.

     The Adviser is the investment adviser to SoGen International Fund (the "Fund"), a series of SoGen Funds, Inc., an open-end management investment company registered under Section 8 of the Investment Company Act of 1940.

     The Adviser has discretionary authority to trade the portfolio of the Fund under an investment advisory contract with SoGen Funds, Inc. on behalf of the Fund. The funds used to purchase the shares of Aydin reported hereby as being sold, were part of the investment capital of the Fund.



Item 3.    Source and Amount of Funds or Other Consideration
--------------------------------------------------------------
     Not Applicable



Item 4.    Purpose of Transaction
------------------------------------------
     Not Applicable

                              13G                             Page 4 of 4 Pages


Item 5.    Interest in Securities of the Issuer
------------------------------------------------------

(a) As of May 5, 1999, neither the Adviser nor the Fund held any Shares of Aydin.

(b) As of May 5, 1999, neither the Adviser nor the Fund held any Shares of Aydin.

(c)  No shares had been purchased since May 13, 1997.

     The last sale transactions made by the Adviser, on behalf of its advisory client, were made in the open market on the New York Stock Exchange.

         Date          B/S     Quantity    Price
     --------------    ----    --------    -------
     March 11, 1999    Sale      72,100    13.0192
     March 12, 1999    Sale      36,000    13.0000
     March 15, 1999    Sale       3,100    12.8750
     March 16, 1999    Sale      10,900    12.8750
     March 17, 1999    Sale      50,000    12.9088
     April 14, 1999    Tender   200,000    13.5000 (See Item 6 below)

(e) The Adviser, on behalf of the Fund, ceased to be a beneficial owner of any shares of common stock of Aydin effective April 14, 1999, when its remaining shares of common stock were accepted for payment pursuant to a tender offer as described below.


Item 6.     Contracts, Agreements, Understandings or
            Relationships with Respect to Securities of the Issuer.
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     On March 5, 1999, L-3  Communications  Corporation,(the  "Purchaser"),  and
Angel Acquisition Corporation (the "Purchaser"), a wholly-owned subsidiary of the Parent, commenced a tender offer (the "Offer") for all of the issued and outstanding shares of Common Stock for a cash price of $13.50. The Adviser, on behalf of the Fund, tendered all of its remaining shares of Common Stock pursuant to the Tender Agreement. The shares of Common Stock were accepted for payment by the Purchaser pursuant to the Offer on A pril 14, 1999.


Item 7.    Material to be Filed as Exhibits.
----------------------------------------------------
     None



- ----------------
* Previously filed


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 7, 1999


SOCIETE GENERALE ASSET MANAGEMENT CORP.

By:  /s/ JEAN-MARIE EVEILLARD
-------------------------------
Jean-Marie Eveillard
President